Exhibit 99.1

St. John's, NL - August 1, 2025

FORTIS INC. RELEASES SECOND QUARTER 2025 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its second quarter results.1

Highlights
•Second quarter net earnings of $384 million or $0.76 per common share, up from $331 million or $0.67 per common share in 2024
•Capital expenditures2 of $2.9 billion in the first half of 2025; $5.2 billion annual capital plan on track
•Load growth opportunities at Tucson Electric Power ("TEP") advanced with an agreement to provide ~300 MW to a data center
•TEP filed a general rate application seeking new rates in 2026 and an annual rate adjustment mechanism
•Joint proposal filed with the New York State Public Service Commission for Central Hudson's general rate application
•Fitch Ratings, Inc. assigned first-time issuer and senior unsecured debt ratings of BBB+ to Fortis with a stable outlook

"Our strong results for the first half of 2025 reflect the disciplined execution of our capital plan and regulated growth strategy," said David Hutchens, President and Chief Executive Officer, Fortis. "Coupled with progress on key regulatory proceedings in Arizona and New York, we are well positioned to achieve our key objectives for the year."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $384 million for the second quarter of 2025, or $0.76 per common share, an increase of $53 million, or $0.09 per common share compared to the second quarter of 2024. The increase was driven by rate base growth across our utilities, including earnings associated with FortisBC Energy's investment in the Eagle Mountain Pipeline project, as well as higher earnings at Central Hudson due to the reset of revenue requirement effective July 1, 2024, and the timing of operating expenses in 2025. The higher U.S. dollar-to-Canadian dollar exchange rate also favourably impacted results. The increase was partially offset by the timing of operating costs, the expiration of a regulatory incentive and a lower allowed rate of return on common equity ("ROE") at FortisAlberta, as well as higher holding company finance costs.

On a year-to-date basis, Net Earnings were $883 million, or $1.76 per common share, an increase of $93 million, or $0.16 per common share compared to the same period in 2024. The increase was due to the same factors discussed for the quarter, partially offset by lower earnings at UNS Energy due to lower margin on wholesale sales and higher costs associated with rate base growth not yet reflected in customer rates.

The change in earnings per share for both the second quarter and year-to-date periods also reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

Capital and Other Growth Updates
Our $5.2 billion annual capital plan is on track with $2.9 billion invested during the first half of 2025. In July 2025, the Roadrunner Reserve 1 battery storage project was placed in service at TEP. The 200 megawatt ("MW") battery energy storage system will facilitate the integration of renewable energy into the electric grid with the capability to store 800 MW hours of energy, enough to serve approximately 42,000 homes for four hours when deployed at full capacity.

TEP has announced that it is planning to convert 793 MW of coal-fired generation at its Springerville Generating Station to natural gas with similar capacity by 2030. The conversion supports customer affordability, local communities, and reliability, and will impact planned investments previously included in TEP's 2023 Integrated Resource Plan and the Corporation's five-year capital plan, including new natural gas generation. This update is not expected to have a material impact on the current five-year capital plan, and Fortis will provide the associated project details with the release of the 2026-2030 capital plan later this year.
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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Capital expenditures is a financial measure used by Fortis that does not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable with a similar measure presented by other entities. Fortis presents this non-U.S. GAAP measure because management and external stakeholders use it in evaluating the Corporation's financial performance. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Subsequent to the end of the second quarter of 2025, TEP entered into an agreement to serve a data center expected to be located in TEP's service territory. The agreement, requiring potential power demand of approximately 300 MW, is subject to approval by the Arizona Corporation Commission ("ACC") and other contractual contingencies. The initial phase of the data center is expected to be operational as early as 2027, with a ramp schedule through 2029. TEP currently expects to serve this customer from its existing and planned capacity, including solar and battery storage projects currently in development. Further negotiations are ongoing for additional capacity to support a full build at the initial site for a total of 600 MW. The developer has also indicated that additional capacity may be required for 500 MW to 700 MW at a second site. Should discussions progress and an agreement be negotiated, additional generation and transmission investments would be required for these subsequent phases.

Credit Ratings
In May 2025, Fitch Ratings, Inc. assigned first-time issuer and senior unsecured debt ratings of BBB+ to the Corporation with a stable outlook.

Regulatory Updates
In June 2025, TEP filed a general rate application with the ACC requesting new rates effective September 1, 2026 using a December 31, 2024 test year, with post-test year adjustments through June 30, 2025. The application includes a US$172 million net increase in retail revenue including savings associated with fuel costs. It also proposes to phase-out or eliminate certain adjustor mechanisms, and requests an annual formulaic rate adjustment mechanism consistent with the ACC's approval of a formula rate policy statement in 2024.

In May 2025, Central Hudson filed a joint proposal with the New York State Public Service Commission in relation to its general rate application. The joint proposal provides for a three-year rate plan with retroactive application to July 1, 2025 and continuation of a 9.5% allowed ROE and 48% common equity component of capital structure. An order is expected in the second half of 2025.

Sustainability
Fortis released its 2025 Sustainability Update Report today, which includes key sustainability performance indicators. The Corporation has made consistent progress to decarbonize its energy mix and deliver cleaner energy to customers, achieving a 34% reduction in scope 1 greenhouse gas ("GHG") emissions through 2024 compared to 2019 levels.

The Corporation's ability to achieve its interim GHG emissions reduction targets of 50% by 2030 and 75% by 2035 is expected to be impacted by factors including significant load growth, customer affordability, the pace of development of clean energy technology as well as federal, state and provincial energy policies. While Fortis remains committed to having a coal-free generation mix by 2032 and to the 2050 net-zero goal, the Corporation expects it will take longer to achieve the interim GHG reduction targets. As energy resource planning advances across the utilities, Fortis will reassess the interim targets and will share the results once complete.

The 2025 Sustainability Update Report can be accessed at https://www.fortisinc.com/sustainability/sustainability-reporting.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $26.0 billion five-year capital plan is expected to increase midyear rate base from $39.0 billion in 2024 to $53.0 billion by 2029, translating into a five-year compound annual growth rate of 6.5%.3 Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029.

Planned capital expenditures are based on forecasted energy demand, labour and material costs, and various macro economic factors. The Corporation continues to monitor government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions. While it is not possible to predict the impact on the supply chain, business operations or the five-year capital plan, the Corporation does not currently expect a material financial impact in 2025.

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of cleaner energy; transmission investments associated with tranches 1, 2.1 and 2.2 of the MISO LRTP as well as regional transmission in New York; grid resiliency and climate adaptation investments; renewable gas and liquefied natural gas infrastructure in British Columbia; and the acceleration of load growth and cleaner energy infrastructure investments across our jurisdictions.
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3    The five-year capital plan reflects an assumed U.S. dollar-to-Canadian dollar exchange rate of 1.30. Fortis estimates that a five-cent increase or decrease in the U.S. dollar relative to the Canadian dollar would increase or decrease capital expenditures by approximately $600 million over the five-year planning period. The five-year compound annual growth rate is calculated using a constant U.S. dollar-to-Canadian dollar exchange rate.

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Non-U.S. GAAP Reconciliation
Periods ended June 30	Quarter			Year-to-Date
($ millions)	2025	2024	Variance	2025	2024	Variance
Capital Expenditures
Additions to property, plant and equipment	1,479	1,064	415	2,962	2,135	827
Additions to intangible assets	65	48	17	125	90	35
Adjusting items:
Eagle Mountain Pipeline Project[4]	(109)	—	(109)	(232)	—	(232)
Wataynikaneyap Transmission Power Project[5]	—	14	(14)	—	29	(29)
Capital Expenditures	1,435	1,126	309	2,855	2,254	601

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2024 revenue of $12 billion and total assets of $73 billion as at June 30, 2025. The Corporation's 9,800 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast Capital Expenditures for 2025 and through 2029; the expected benefits of the Roadrunner Reserve I battery storage project; the nature, timing, benefits and impact of the planned conversion of coal-fired generating units at Springerville Generating Station to natural gas-fired generation; the expected timing, outcome and impact of regulatory proceedings; the nature, timing, benefits and impacts of retail load growth opportunities at TEP; the 2030 and 2035 interim GHG emissions reduction targets; the expectation that factors including significant load growth, customer affordability, the pace of development of clean energy technology as well as federal, state and provincial energy policies will impact the Corporation's ability to achieve its interim GHG emission reduction targets; the expectation of having a coal-free generation mix by 2032; the 2050 net-zero direct GHG emissions target; the expectation that the Corporation will take longer to achieve its interim GHG reduction targets; the planned reassessment of the Corporation's interim GHG reduction targets and the timing of associated disclosure; forecast rate base and rate base growth through 2029; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2029; the expectation that government policy on foreign trade, including the imposition of tariffs and the potential impacts on the supply chain, commodity prices, the cost of energy and general economic conditions, will not have a material financial impact in 2025 on the Corporation's business operations or the five-year capital plan; and the expected nature and benefits of opportunities to expand and extend the capital plan.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: the successful execution of the capital plan; the continued ability to maintain the performance of the electricity and gas systems; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the continued availability of natural gas, fuel, coal and electricity supply; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the Board of Directors of the Corporation exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation; no significant operational disruptions or environmental liability or upset; no severe and prolonged economic downturn; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; and the realization of additional opportunities beyond the capital plan. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

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4    Represents contributions in aid of construction received for the Eagle Mountain Pipeline project.
5    Represents Fortis' 39% share of capital spending during the construction of the Wataynikaneyap Transmission Power project. Construction was completed in the second quarter of 2024.

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Teleconference and Webcast to Discuss Second Quarter 2025 Results
A teleconference and webcast will be held on August 1, 2025 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's second quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, https://www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229. Individuals in other international locations can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until September 1, 2025. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 7967787#.

Additional Information
This news release should be read in conjunction with the Corporation's June 30, 2025 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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